

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

<u>Via E-mail</u>
William Iny
Chief Executive Officer
Sky Harvest Windpower Corp.
890 West Pender Street, Suite 710
Vancouver, BC Canada V6J 1J9

> **Re: Sky Harvest Windpower Corp.**
> **Form 10-K/A for the Fiscal Year Ended May 31, 2011**
> **Filed September 20, 2011**
> **Form 10-Q for the Period Ended November 30, 2011**
> **Filed January 17, 2012**
> **File No. 0-52410**

Dear Mr. Iny:

We issued comments to you on the above captioned filings on January 31, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 3, 2012, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 3, 2012**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief